                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                          Craftmade International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22413E-10-4
                     ---------------------------------------
                                 (CUSIP Number)

                              Mr. Neall W. Humphrey
                              5005 Hillsdale Circle
                        El Dorado Hills, California 95762
                                 (916) 933-3943
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 4, 2004
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D



CUSIP No. 22413E-10-4                                          Page 2 of 5 Pages


--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Neall W. Humphrey
    1       Leslie D. Humphrey
--------------------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [X] The Reporting Persons are husband and wife and hold the shares jointly as community property.
    2
--------------------------------------------------------------------------------

          SEC USE ONLY
    3
--------------------------------------------------------------------------------

          SOURCE OF FUNDS

    4       Not applicable
--------------------------------------------------------------------------------

          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
    5
--------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION

    6       United States of America
--------------------------------------------------------------------------------

       NUMBER OF               SOLE VOTING POWER
        SHARES
     BENEFICIALLY         7      -0-
       OWNED BY        ---------------------------------------------------------
         EACH
      REPORTING                SHARED VOTING POWER
        PERSON
         WITH             8      314,970

                       ---------------------------------------------------------

                               SOLE DISPOSITIVE POWER

                          9      -0-
                       ---------------------------------------------------------

                               SHARED DISPOSITIVE POWER

                         10      314,970
--------------------------------------------------------------------------------

                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11             314,970
--------------------------------------------------------------------------------

                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES    [ ]
          12
--------------------------------------------------------------------------------

                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13             6.0%
--------------------------------------------------------------------------------

                       TYPE OF REPORTING PERSON

          14             IN; IN
--------------------------------------------------------------------------------

                           AMENDMENT NO. 3 TO SCHEDULE 13D

      The Schedule 13D relating to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Craftmade International, Inc., a Delaware corporation ("Company"), as filed by Neall W. Humphrey and Leslie D. Humphrey (collectively, "Humphrey"), is hereby amended as set forth below. Unless otherwise indicated, all terms referred to herein shall have the meaning as set forth in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is hereby amended by adding the following thereto:

      (a)   Aggregate Number and Percentage of Shares Beneficially Owned by
Humphrey:

            314,970 shares; 6.0%

      (b)   1.    Shares that Humphrey has sole power to vote or direct vote:

                  -0-

            2.    Shares that Humphrey has shared power to vote or direct vote:

                  314,970

            3. Shares that Humphrey has sole power to dispose or direct the disposition:

                  -0-

            4. Shares that Humphrey has shared power to dispose or direct the disposition:

                  314,970

      (c) Since October 23, 1998, the date of the initial filing by Humphrey on
Schedule 13D, Humphrey has sold Common Stock in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated by reference.

                                    SIGNATURE

      After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2004



                                          /s/ Neall W. Humphrey
                                          ------------------------------------
                                          Neall W. Humphrey


                                          /s/ Leslie D. Humphrey
                                          ------------------------------------
                                          Leslie D. Humphrey

                                   SCHEDULE 1

      Humphrey has engaged in the following transactions in Common Stock since October 23, 1998, the date of the initial filing by Humphrey on Schedule 13D.

                                                                     Where and How
                                                                    Transaction was
   Transaction Date      Number of Shares      Price Per Share          Effected
   ----------------      ----------------      ---------------    -------------------
December 6, 1999               5,000                 N/A  (1)     Private transaction
November 21, 2000              5,000                 N/A  (1)     Private transaction
September 28, 2001            10,000              $12.75              Open market
                                                                      transaction
October 25, 2001               7,000                 N/A  (1)     Private transaction
December 4, 2001               2,100              $12.35              Open market
                                                                      transaction
December 5, 2001              17,900              $12.44              Open market
                                                                      transaction
December 7, 2001              17,000              $12.84              Open market
                                                                      transaction
December 10, 2001              7,000              $14.02              Open market
                                                                      transaction
December 18, 2001              2,300                 N/A  (1)     Private transaction
March 1, 2002                    300              $16.10              Open market
                                                                      transaction
March 4, 2002                  5,700              $16.19              Open market
                                                                      transaction
March 5, 2002                  1,100              $16.10              Open market
                                                                      transaction
March 8, 2002                  2,900              $16.35              Open market
                                                                      transaction
March 11, 2002                 5,130              $16.60              Open market
                                                                      transaction
March 27, 2002                   767              $16.82              Open market
                                                                      transaction
March 28, 2002                 7,700              $16.73              Open market
                                                                      transaction
May 15, 2002                   1,100              $16.00              Open market
                                                                      transaction
May 16, 2002                   4,600              $16.00              Open market
                                                                      transaction
May 17, 2002                   1,300              $16.00              Open market
                                                                      transaction
October 31, 2002               7,000                 N/A  (1)     Private transaction
November 4, 2002               4,000              $14.14              Open market
                                                                      transaction
November 5, 2002               3,400              $14.59              Open market
                                                                      transaction
November 6, 2002                 400              $14.67              Open market
                                                                      transaction
March 25, 2003                   400              $14.41              Open market
                                                                      transaction
April 24, 2003                 4,005              $14.65              Open market
                                                                      transaction
April 25, 2003                 5,595              $14.65              Open market
                                                                      transaction
May 8, 2003                    6,100              $14.98              Open market
                                                                      transaction
May 9, 2003                    3,383              $15.01              Open market
                                                                      transaction
May 19, 2003                   7,700              $16.25              Open market
                                                                      transaction
May 20, 2003                   7,100              $16.23              Open market
                                                                      transaction
May 21, 2003                   4,677              $16.26              Open market
                                                                      transaction
May 22, 2003                     523              $16.25              Open market
                                                                      transaction
June 23, 2003                  2,700              $17.08              Open market
                                                                      transaction
June 27, 2003                  7,300              $17.49              Open market
                                                                      transaction
September 11, 2003               911              $22.55              Open market
                                                                      transaction
September 12, 2003             2,500              $22.04              Open market
                                                                      transaction
September 15, 2003             1,989              $22.09              Open market
                                                                      transaction
September 16, 2003             4,600              $22.17              Open market
                                                                      transaction
November 10, 2003             50,000              $24.00              Open market
January 16, 2004              28,500            $27.4329              Open market
January 20, 2004              23,800            $27.5647              Open market

(1)  These shares were gifted by Humphrey to a third party.




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